UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                            People's Liberation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   711153 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Colin Dyne
                                6205 Busch Drive
                                Malibu, CA 90265
                                 (310) 266-9618
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 29, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.  711153 10 6                                         PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     COLIN DYNE

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (see instructions)



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,731,560

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,731,560

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,731,560

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

         This amendment to Schedule 13D ("Amendment Number 2") amends and supplements the Schedule 13D of Colin Dyne filed with the Securities and Exchange Commission on November 30, 2005 (the "Original Filing"), as amended on December 22, 2005 ("Amendment Number 1"). Terms not defined herein shall have the meaning ascribed to them in the Original Filing.

PURPOSE OF AMENDMENT NUMBER 2

         This Amendment Number 2 is being filed to report the sale and transfer of Common Stock of People's Liberation, Inc. (the "Company") by Mr. Dyne and the expiration of a voting agreement to which Mr. Dyne was a party with respect to his shares of the Company.

ITEM 1.  SECURITY AND ISSUER.

         This  Amendment  Number 2 does not amend or supplement  the response to
Item 1 contained in the Original Filing, as amended by Amendment Number 1.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original Filing is amended by the information below.

         My Dyne owns and operates a consulting company called The Link Trading, LLC, which provides consulting services to various corporations. The address of the company is 6205 Busch Drive, Malibu, CA 90265.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This  Amendment  Number 2 does not amend or supplement  the response to
Item 3 contained in the Original Filing, as amended by Amendment Number 1.

ITEM 4.  PURPOSE OF TRANSACTION.

         This  Amendment  Number 2 does not amend or supplement  the response to
Item 4 contained in the Original Filing, as amended by Amendment Number 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Filing is supplemented and amended by the information below.

         Pursuant to the Company's registration statement on Form SB-2, Mr. Dyne sold the following shares of the Company's Common Stock held by him on the dates and at the prices indicated in the table below:

---------------- ------------------- -------------- -------------- --------------------------
                                                                     Amount of Securities
                                     Number of                        Beneficially Owned
Security Sold    Transaction Date    Shares Sold    Sale Price       Following Transaction
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/07/2006          7,500          $1.25          8,224,060
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/07/2006          1,500          $1.20          8,222,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/07/2006          1,000          $1.24          8,221,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/08/2006          6,000          $1.11          8,215,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/08/2006          4,000          $1.10          8,211,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/08/2006          6,000          $1.25          8,205,560
---------------- ------------------- -------------- -------------- --------------------------

---------------- ------------------- -------------- -------------- --------------------------
                                                                     Amount of Securities
                                     Number of                        Beneficially Owned
Security Sold    Transaction Date    Shares Sold    Sale Price       Following Transaction
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/08/2006          4,000          $1.23          8,201,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/14/2006          5,000          $1.25          8,196,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/14/2006          25,000         $1.29          8,171,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/16/2006          20,000         $1.25          8,151,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/17/2006          7,000          $1.25          8,144,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/17/2006          5,000          $1.252         8,139,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/17/2006          4,500          $1.25          8,135,060
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/20/2006          3,500          $1.25          8,131,560
---------------- ------------------- -------------- -------------- --------------------------
Common Stock     11/29/2006          400,000        (1)            7,731,560
---------------- ------------------- -------------- -------------- --------------------------

         (1) Mr. Dyne, on November 29, 2006, transferred 400,000 shares of Common Stock of the Company to a creditor of Mr. Dyne in satisfaction of a $500,000 debt obligation owed by Mr. Dyne to the creditor.

         As of December 8, 2006, Mr. Dyne beneficially owned 7,731,560 shares of the Company's common stock, which are held by Mr. Dyne as an investment. Assuming a total of 34,942,563 shares of the Company's Common Stock outstanding as of December 8, 2006, the Dyne Shares constitute approximately 22.1% of the shares of the Company's Common Stock issued and outstanding. Mr. Dyne has the sole power to vote and dispose of the Dyne Shares.

         On November 22, 2005, Mr. Dyne entered into a Voting Agreement with Daniel Guez and Keating Reverse Merger Fund ("KRM Fund"), the terms of which were previously disclosed in the Original Filing. On November 22, 2006, the obligations of Mr. Dyne, Daniel Guez, and KRM Fund contained in the Voting Agreement with respect to the election of directors to the Company's Board of Directors terminated. Therefore, Mr. Dyne is no longer a member of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Item 5 of this Amendment Number 2, which disclosure is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: December 11, 2006           /S/ COLIN DYNE
                                   ---------------------------------
                                   Colin Dyne